UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Singing Machine Company, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

829322304

(CUSIP Number)

Lloyd Perry Feldman

Senior Vice President & General Counsel & Corporate Secretary

730, rue Wellington, Montréal, Québec, Canada H3C 1T4

(514) 664-1244

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829322304

1.	Names of Reporting Persons.
Stingray Group Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	544,446*

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	544,446*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	544,446*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	24.4%*

14.	Type of Reporting Person (See Instructions)	CO

*	See Items 4 and 5 of this Schedule 13D.

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CUSIP No. 829322304

1.	Names of Reporting Persons.
Eric Boyko

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	544,446*

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	544,446*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	544,446*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	24.4%*

14.	Type of Reporting Person (See Instructions)	IN

*               See Items 4 and 5 of this Schedule 13D.

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Explanatory Note

This Amendment No. 1 (this “Amendment”) to the initial Statement on Schedule 13D, filed on August 18, 2021 (the “Statement”), hereby supplements, amends and restates, where indicated, the Statement relating to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of The Singing Machine Company, Inc. (the “Issuer”). This Amendment is filed by Stingray Group Inc., a corporation incorporated under the laws of Canada and governed by the Canada Business Corporations Act (“Stingray”), and Eric Boyko, an individual (“Boyko”, and together with Stingray, the “Reporting Persons”). The Statement, as so amended by this Amendment, is referred to herein as the “Schedule 13D”. The joint filing agreement of the Reporting Persons is attached hereto as Exhibit A.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by adding the following:

“The information set forth in Item 4 below is hereby incorporated by reference into this Item 3. The securities described herein were purchased with the Stingray’s working capital.”

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following:

“On May 24, 2022, Stingray acquired 100,000 shares of Common Stock in a registered public offering of the Issuer (the “Public Offering”). The price per share of Common Stock in the Public Offering was $4.00. The amounts reported herein reflect a 1-for-30 reverse stock split effected by the Issuer on the shares of Common Stock.”

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

“As of May 25, 2022, Stingray beneficially owned approximately 24.4% of the Issuer’s outstanding shares of Common Stock. The foregoing percentage is based on 2,005,523 shares of Common Stock outstanding immediately after the Public Offering, as reported in the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on May 5, 2022.

As of May 1, 2022, Boyko, indirectly, controlled approximately 57.45% of the combined voting power of Stingray’s outstanding shares. As a result, Boyko may be deemed to share beneficial ownership of the shares of Common Stock. The filing of this Schedule 13D shall not be deemed to constitute an admission by Boyko that he is the beneficial owner of any of the securities reported herein for purposes of Section 13(d) of Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The information set forth in Item 4 above is incorporated herein by reference in its entirety.”

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Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

“The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.

The shares of Common Stock reported on this Schedule 13D are subject to a lock-up agreement, as referenced in the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on May 5, 2022. Pursuant to the lock-up agreement, Stingray may not, with limited exceptions, for a period of 180 days from the effective date of the Registration Statement on Form S-1 relating to the Public Offering, offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, whether now owned or hereafter acquired by Stingray or with respect to which Stingray has or hereafter acquires the power of disposition, without the consent of Aegis Capital Corp.

On May 25, 2022, the Reporting Persons entered into a Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, a copy of which is attached to this Schedule 13D as Exhibit A.”

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Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 25, 2022

STINGRAY GROUP INC.

By:	/s/ Eric Boyko
Name: Eric Boyko
Title: President and Chief Executive Officer

By:	/s/ Eric Boyko
ERIC BOYKO

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock of The Singing Machine Company, Inc. that may be deemed beneficially owned by the undersigned, and further agree that this Joint Filing Agreement be included as an exhibit to such Schedule 13D.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement on May 25, 2022.

STINGRAY GROUP INC.

By:	/s/ Eric Boyko
Name: Eric Boyko
Title: President and Chief Executive Officer

By:	/s/ Eric Boyko
ERIC BOYKO